UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 15

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

TNS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

872960109

(CUSIP Number)

John J. McDonnell III
c/o Wilson Sonsini Goodrich & Rosati,
Professional Corporation
1700 K Street, Fifth Floor
Washington, DC 20006-3817

Copy to:

Trevor J. Chaplick
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
1700 K Street, Fifth Floor
Washington, DC 20006-3817
Telephone: (202) 973-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. McDonnell III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO — see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 283,351 (1)(2)(3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 283,351 (1)(2)(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,351 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) IN

(1)             Excludes the shares of Common Stock held by other Reporting Persons hereto as to which John J. McDonnell III disclaims beneficial ownership.  This report shall not be construed as an admission that John J. McDonnell III is the beneficial owner of such securities.

(2)             Includes 11,000 shares of Common Stock held in trust for the minor children of John J. McDonnell III, for which John J. McDonnell III disclaims beneficial ownership.  This report shall not be construed as an admission that John J. McDonnell III is the beneficial owner of such securities.

(3)             Excludes a to-be-determined number of shares of Common Stock that vested under the terms of the Issuer’s 2006 Long-Term Incentive Plan prior to the termination of John J. McDonnell III’s employment with the Issuer on December 27, 2006.  The number of such shares will be determined and pro-rated in accordance with the terms of the Issuer’s 2006 Long-Term Incentive Plan.

The Schedule 13D filed on December 21, 2006, as amended by Amendment No. 1 filed on January 24, 2007 (the “Amended 13D”) by John J. McDonnell III (“Mr. McDonnell III” or the “Reporting Person”), John J. McDonnell, Jr. (“Mr. McDonnell, Jr.”), Dunluce Acquisition Corporation (“Dunluce”), ABRY Partners, LLC (“ABRY”) and Royce Yudkoff  (“Mr. Yudkoff”, and together with Mr. McDonnell, Jr., Mr. McDonnell III, Dunluce and ABRY, collectively, the “Original Reporting Persons”) relating to the shares of common stock (the “Common Stock”) of TNS, Inc., a Delaware corporation (the “Issuer” or “TNS”), is hereby amended by this Amendment No. 2 to the Amended 13D (this “Amendment”) to report (i) the resignation by Mr. McDonnell III as president, secretary and as a member of the board of directors of Dunluce, (ii) the withdrawal by Mr. McDonnell III from the possible “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) originally consisting of the Original Reporting Persons (excluding Mr. McDonnell III, the remaining Original Reporting Persons consisting of Mr. McDonnell, Jr., Dunluce, ABRY, and Mr. Yudkoff are collectively referred to herein as the “Remaining Reporting Persons”), and (iii) as a result of such withdrawal by Mr. McDonnell III from such possible “group”, the beneficial ownership of shares of Common Stock of TNS of the Remaining Reporting Persons as a possible “group” within the meaning of the Exchange Act is less than five percent (5%) of the outstanding shares of Common Stock of TNS.   Except as set forth below, all previous Items of the Amended 13D are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Amended 13D previously filed with the Commission.

Item 2.      Identity and Background.

The disclosure in Item 2 of the Amended 13D in respect of Mr. McDonnell III is hereby amended and restated in its entirety as follows:

This Amendment is being filed by Mr. McDonnell III to report (i) the resignation by Mr. McDonnell III as president, secretary and as a member of the board of directors of Dunluce, (ii) the withdrawal by Mr. McDonnell III from the possible “group” within the meaning of Section 13(d)(3) of the Exchange Act originally consisting of the Original Reporting Persons, and (iii) as a result of such withdrawal by Mr. McDonnell III from such possible “group”, the beneficial ownership of shares of Common Stock of TNS of the Remaining Reporting Persons as a possible “group” within the meaning of the Exchange Act is less than five percent (5%) of the outstanding shares of Common Stock of TNS.  A copy of Mr. McDonnell III’s letter of resignation is being filed herewith as Exhibit 7.07 and is incorporated herein by reference.  Except as set forth in Item 5 below, Mr. McDonnell III expressly disclaims beneficial ownership with respect to any shares of TNS other than shares owned of record or held in street name by Mr. McDonnell III.

The name, citizenship, business address and present principal occupation or employment of Mr. McDonnell III is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

During the last five years, Mr. McDonnell III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of Funds or Other Consideration.

The disclosure in Item 3 of the Amended 13D in respect of Mr. McDonnell III is hereby amended and restated in its entirety as follows:

The shares of Common Stock deemed to be beneficially owned by Mr. McDonnell III were acquired in the initial public offering of TNS, through open-market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through his service as an officer of TNS.

Item 4.      Purpose of Transaction.

The disclosure in Item 4 of the Amended 13D in respect of Mr. McDonnell III is hereby amended and restated in its entirety as follows:

As set forth in a letter dated December 20, 2006, and previously reported on the Amended 13D, Dunluce submitted to the TNS Board of Directors (the “Board of Directors”) a conditional offer to acquire all issued and outstanding shares of Common Stock (the “Offer”) at a valuation equal to $20.00 per share (the “Offer Price”).  During the due diligence process that occurred following submission of the Offer to the Board of Directors, TNS disclosed certain facts of which the Original Reporting Persons were previously unaware.  Based entirely on these new facts, in a letter dated January 22, 2007, to the Board of Directors (the “Revised Offer Letter”), Dunluce submitted to the Board of Directors a revised conditional offer (the “Revised Offer”) to acquire all issued and outstanding shares of TNS Common Stock at a valuation equal to $16.00 per share (the “Revised Offer Price”).   By press release dated January 23, 2007, the Board of Directors announced its decision to reject the Revised Offer based upon its determination that the Revised Offer Price was inadequate as it substantially undervalued the Company.

Mr. McDonnell III has resigned from his positions as president, secretary and as a member of the board of directors of Dunluce.  As a result of the termination of his affiliation with Dunluce and the other Original Reporting Persons, the collective beneficial ownership of the Remaining Reporting Persons is less than 5% of the outstanding Common Stock.

Mr. McDonnell III does not have any understanding with respect to acquiring, holding, voting or disposing of equity securities of TNS with the other Original Reporting Persons or with any other person including the members of his family, and except as set forth in Item 5 below, Mr. McDonnell III disclaims any beneficial ownership of any of the shares held by the other Original Reporting Persons or the individual members of his family.

Item 5.      Interest in Securities of the Issuer.

The disclosure in Item 5 of the Amended 13D in respect of Mr. McDonnell III is hereby amended as follows:

John McDonnell III

(a) As of February 26, 2007, Mr. McDonnell III beneficially owned 283,351 shares of Common Stock.  Mr. McDonnell III’s Common Stock includes 11,000 shares of Common Stock held in trust for the minor children of Mr. McDonnell III.  Mr. McDonnell III’s Common Stock excludes a to-be-determined number of shares of Common Stock that vested under the terms of the Issuer’s 2006 Long-Term Incentive Plan prior to the termination of Mr. McDonnell III’s employment with the Issuer on December 27, 2006.  The shares deemed to be beneficially owned by Mr. McDonnell III represent approximately 1.1% of the total outstanding votes of the Common Stock as a single class.

(b)   1.     Sole power to vote or direct vote: 283,351

2.     Shared power to vote or direct vote: 0

3.     Sole power to dispose or direct the disposition: 283,351

4.     Shared power to dispose or direct the disposition: 0

(c)   The number of shares acquired by Mr. McDonnell III within the last 60 days is 0.

(d)  Mr. McDonnell III has entered into a credit facility with Merrill Lynch & Co., Inc. pursuant to which Mr. McDonnell III has pledged 275,951 shares of his Common Stock as collateral.  The occurrence of contingencies pursuant to this account could result in Mr. McDonnell III losing voting power and investment power with respect to those pledged shares of Common Stock.  Other than as described in the immediately preceding sentence, no person other than Mr. McDonnell III is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)   Not applicable.

Mr. McDonnell III has resigned from his positions as president, secretary and as a member of the board of directors of Dunluce.  As a result of the termination of his affiliation with Dunluce and the other Original Reporting Persons, the collective beneficial ownership of the Remaining Reporting Persons is less than 5% of the outstanding Common Stock.

Other than described herein, there are no contracts, arrangements, understandings or relationships between Mr. McDonnell III and any other person with respect to the securities of TNS.

Item 6                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 6 of the Amended 13D in respect of Mr. McDonnell III is hereby amended and restated in its entirety as follows:

Following his resignation from his positions at Dunluce, Mr. McDonnell III ceased to have any contracts, arrangements, understandings or relationships (legal or otherwise) with any of the Remaining Reporting Persons with respect to any securities of the Issuer and Mr. McDonnell III does not have any such contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.

Exhibit 7.07:           Letter of Resignation of John J. McDonnell III, dated February 26, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2007

By: /s/ John J. McDonnell III
John J. McDonnell III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

APPENDIX A

John McDonnell III

The following sets forth the name, business address, present principal occupation and citizenship of John J. McDonnell III:

Name/Citizenship	Principal Business/Principal Office Address	Principal Occupation/Principal Business	Employed
John J. McDonnell III/ Citizen of the United States of America	c/o Wilson Sonsini Goodrich & Rosati, P.C. 1700 K Street, N.W. Washington, DC 20006-3817	Private Investor	N/A